FOIA CONFIDENTIAL TREATMENT
REQUESTED BY IMPAX LABORATORIES, INC. PURSUANT TO RULE 83

VIA EDGAR

February 2, 2017

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attn: Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance

Re:     Impax Laboratories, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 22, 2016
File No: 001-34263

Ladies and Gentlemen:

This letter is being provided by Impax Laboratories, Inc. (the “Company”) in response to the comment on the Company’s above-referenced filing set forth in the comment letter from the Staff of the Division of Corporation Finance (the “Staff”) dated January 19, 2017 (the “Comment Letter”).

We have carefully reviewed the Staff’s comment and our response is set forth below. To facilitate the Staff’s review, the comment, which is reproduced in bold type and followed by our response, appears under the same caption and has the same number given it in the Comment Letter.

Notes to Consolidated Financial Statements
Segment Information, page F-54

•
We have reviewed your response to prior comment 1 of our December 12, 2016 letter. In your response, you list eight Top 5 products over three periods that are not interchangeable with one another, are grouped in seven different therapeutic areas and treat eight different indications. Considering this information, we continue to believe your view that all generics are similar is overly broad and does not provide transparency regarding significant revenues by product. Revise your future filings to expand your disclosures of revenue for each segment, as applicable, for each period presented to disclose revenue, net for each significant product. For example, in 2014, three of your generic products each represent 10% or more of consolidated revenues, net and, in 2015 and 2016, two of your generic products each represent 10% or more of consolidated revenues.

Response
The Company respectfully acknowledges the Staff’s comment and will include in the Segment Information note to the Company’s consolidated financial statements in its Annual Report on Form 10-K for the year ended December 31, 2016 and future applicable filings, enhanced disclosure on the Company’s significant product families, as determined based on net revenue, and their percentage of the Company’s consolidated net revenue for each year included in such Annual Report on Form 10-K. For

CONFIDENTIAL TREATMENT REQUESTED
BY IMPAX LABORATORIES, INC. PURSUANT TO RULE 83

the years ended December 31, 2016, December 31, 2015 and December 31, 2014, the Company’s significant products consisted of the Company’s top five product families, as determined based on net revenue, and as such, the Company proposes to include disclosure consistent with the sample set forth below. The Company notes, however, that the 2016 net revenue amounts and resulting percentages set forth in the sample below are based on the Company’s preliminary results and the actual net revenue and percentage amounts included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2016, when filed with the SEC, may differ.
Proposed Sample Disclosure:
The Company generally consolidates net revenue by “product family,” that is, it consolidates net revenue from products containing the same active ingredient(s) irrespective of dosage strength, delivery method or packaging size.
The Company’s significant product families, as determined based on net revenue, and their percentage of the Company’s consolidated net revenue for each of the years ended December 31, 2016, December 31, 2015 and December 31, 2014 are set forth in the tables below.

($ amounts in thousands)

Segment	Product Family	2016
		$	%
Impax Generics	[*] family (generic [*])	[*]	11%	(1)
Impax Specialty Pharma	[*] family	[*]	9%	(2)
Impax Generics	[*] family	[*]	9%	(3)
Impax Generics	[*] family (generic [*])	[*]	8%	(4)
Impax Generics	[*] family	[*]	8%	(5)

Segment	Product Family	2015
		$	%
Impax Generics	[*] family (generic [*])	[*]	17%	(4)
Impax Generics	[*] family (generic [*])	[*]	12%	(6)
Impax Generics	[*] family	[*]	11%	(5)
Impax Generics	[*] family (generic [*])	[*]	8%	(7)
Impax Generics	[*] family	[*]	7%	(3)

Segment	Product Family	2014
		$	%
Impax Generics	[*] family (generic [*])	[*]	19%	(6)
Impax Generics	[*] family	[*]	19%	(5)
Impax Generics	[*] family (generic [*])	[*]	14%	(8)
Impax Generics	[*] family	[*]	11%	(3)
Impax Generics	[*] family (generic [*])	[*]	8%	(9)

[*] = CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83 (17 CFR 200.83)
2
CONFIDENTIAL TREATMENT REQUESTED
BY IMPAX LABORATORIES, INC. PURSUANT TO RULE 83

(1)	[*] (generic [*]) product family consists of the [*] product in [*] different dosage forms and is indicated in the [*] including [*].

(2)	[*] product family consists of the [*] product in [*] different dosage forms and is indicated for the treatment of [*].

(3)	[*] product family consists of the [*] in [*] different dosage forms and an [*] of the product in [*] different dosage forms and is indicated for the [*].

(4)	[*] (generic [*]) product family consists of [*] product and is indicated for the [*].

(5)	[*] product family consists of the product in both [*] and [*] in [*] different dosage forms and is indicated as [*]; and also indicated as [*].

(6)	[*] (generic [*]) product family consists of the [*] product in [*] different dosage forms and is indicated for the treatment of [*].

(7)	[*] (generic [*]) product family consists of the [*] product in [*] different dosage forms and is indicated as [*].

(8)	[*] (generic [*]) product family consists of the [*] product in [*] dosage form and is indicated for the [*].

(9)	[*] (generic [*]) product family consists of the [*] product in [*] different dosage forms and is indicated for the treatment of [*].

In submitting this response to the Comment Letter, the Company acknowledges that:

•The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•The Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe this letter is fully responsive to the Staff’s comments. However should you have any questions regarding our responses or require any additional information, please feel free to contact me at 732-595-4575.

Sincerely,

/s/ Bryan M. Reasons

Chief Financial Officer and Senior Vice President, Finance

[*] = CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83 (17 CFR 200.83)
3
CONFIDENTIAL TREATMENT REQUESTED
BY IMPAX LABORATORIES, INC. PURSUANT TO RULE 83